Strayer Education, Inc.

Making education achievable for working adults

FOIA Confidential Treatment Requested

by Strayer Education, Inc. Pursuant to 17 C.F.R. §200.83

October 8, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE:	Strayer Education, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 26, 2014 Form 10-Q for Fiscal Quarter Ended June 30, 2014 Filed August 1, 2014 Response Dated September 15, 2014 File No. 000-21039

Dear Mr. Spirgel:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), we respectfully submit below Strayer’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 24, 2014. For your convenience, we have set forth below the Staff’s comment in italics, followed by Strayer’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Revenue Recognition, page 39

1.	We have considered your response to comment 1 and we note that your new Graduation Fund program is offered “as an extra incentive to encourage your students to continue their studies through to graduation.” It therefore appears as though the Graduation Fund was designed to change undergraduate student behavior and it is consequently unclear to us how pre-program historic student behavior can provide a company specific basis for revenue recognition under the new program. In this regard, please tell us the following:

In the third quarter of 2013, we introduced the Graduation Fund, which allows new undergraduate students to earn tuition credits that are redeemable in the final year of a student’s course of study if he or she successfully remains in the program. In their final academic year, students will be provided one free course for every three courses that were successfully completed. In order to receive this benefit, students must remain enrolled in their program over time, and students will lose any benefit if their enrollment ceases for more than one consecutive academic term.

2303 Dulles Station Boulevard ● Herndon, VA 20171 Phone 703-247-2500 ● www.strayereducation.com

We primarily serve non-traditional students, most of whom are working adults. Our students know they would benefit from a college degree, which is why they enroll at Strayer, but many do not complete their degree program for a variety of reasons. These reasons include challenges in meeting the requirements of a post-secondary higher education program, given that most have been out of school for an extended period of time, together with other life responsibilities such as career and family. Most of the students who do not complete their degree program withdraw from Strayer within the first four quarters of enrollment. Given this behavior, it has been our experience that persistence rates (defined as percentage of students continuing from one academic quarter to the next through to graduation) by cohort of new students have been predictable and relatively consistent, even with various scholarship programs and changes in tuition.

In determining the appropriate accounting for the Graduation Fund benefit, we concluded that we could reasonably estimate the expected value of free courses that students would receive as part of this program each quarter and, in accordance with ASC 605-50-25-7, we recorded deferred revenue for that amount. We believe we have been able to reasonably estimate the amount of benefit to be realized based on the predictability of the persistence rate for our students over time.

In deriving our estimates, we segregated our student population by number of incoming transfer credits since those with a higher number of credits have a shorter period of remaining terms before being able to realize the Graduation Fund benefit. We analyzed historical experience of students at different levels of transfer credits and applied such persistence rates to the corresponding levels within the current population. We believe that analyzing our data in this level of detail supports the comparability of our historical populations and further improves the precision of our estimates.

We also had historical experience with similar types of scholarship programs which enabled us to reasonably estimate the impact the Graduation Fund would have. One program in particular, our Bachelor’s Completion Scholarship, offered a tuition discount of $1,000 per quarter for up to 17 quarters for eligible students. This was the equivalent of a 29% discount per quarter since a student was required to take at least two courses paying $1,725 per course or $3,450 total tuition in a given quarter. This program was available to qualifying new undergraduate students, similar to the Graduation Fund, and we noted that students enrolled in this program continued their courses of study at slightly higher rates than those who were not part of this program. The slight improvement in persistence that we observed from this scholarship was used in our Graduation Fund assumptions.

In addition, we had the benefit of observing actual persistence rates in the first quarter of the program before reporting financial results for that quarter. We launched the Graduation Fund in our 2013 summer academic quarter which aligns with our fiscal 2013 third quarter. Therefore, we knew how many students that had been eligible for the Graduation Fund in the summer term were registered for classes in the ensuing fall academic quarter, in order to validate our persistence rate assumptions. Our experience shows that the largest amount of term-to-term student attrition occurs between the first and second term of attendance. Therefore, the continuation of students participating in the Graduation Fund from summer to fall provided significant insight into student behaviors under the program. Such rates were consistent with our initial estimates.

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We have continued to monitor the actual experience of each cohort of students as compared to anticipated continuation to refine our estimates of persistence. This monitoring has provided significant evidence as to the reasonableness of our estimates over time. Student attrition is significantly concentrated in the first year after enrollment. Now, a year after introduction of the program, adjustments to our estimates of persistence rate for eligible students have not been material, representing less than 1.3% of Revenue from Eligible and Participating Students in any given quarter, and less than 0.2% of our quarterly tuition revenue.

In future filings we propose the following example disclosure:

In the third quarter of 2013, we introduced the Graduation Fund, which allows new undergraduate students to earn tuition credits that are redeemable in the final year of a student’s course of study if he or she successfully remains in the program. In their final academic year, students will be provided one free course for every three courses that were successfully completed. In order to receive this benefit, students must remain enrolled in their program over time, and students will lose any benefit if their enrollment ceases for more than one consecutive academic term.

Revenue from students participating in the Graduation Fund is recorded in accordance with the Revenue Recognition Topic, ASC 605. In accordance with ASC 605-50-25-7, our estimates are based on a systematic and rational allocation of the cost of honoring the benefit earned and claimed to each of the underlying revenue transactions that result in progress by the student toward earning the benefit. The estimated value of awards under the Graduation Fund that will be recognized in the future is based on historical experience of a student’s persistence in completing his or her course of study and earning a degree. Each quarter we assess our methodologies and assumptions underlying our estimates and to date any adjustments to our estimates have not been material.

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The table below presents activity in the Graduation Fund for the periods indicated (in 000’s):

Balance as of July 1, 2013	$–
Revenue deferred	678
Benefit redeemed	–
Balance as of September 30, 2013	678
Revenue deferred	1,220
Benefit redeemed	–
Balance as of December 31, 2013	1,898
Revenue deferred	1,418
Benefit redeemed	(36)
Balance as of March 31, 2014	3,280
Revenue deferred	2,083
Benefit redeemed	(311)
Balance as of June 30, 2014	$5,052

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We further respond to each of the Staff’s bullet points reproduced below in the order presented.

●	The eligibility criteria for this program and the numbers of eligible and of participating students (if different),

New students registering in credit-bearing courses in any undergraduate program for the summer 2013 term (fiscal third quarter) and subsequent terms qualify for the Graduation Fund. Students must meet all of the University’s admission requirements and not be eligible for any previously offered scholarship program. Our employees and their dependents are not eligible for the program. To maintain eligibility, students must be enrolled in a bachelor’s degree program and take at least two courses each quarter. A student becomes ineligible to participate in the Graduation Fund if he or she has more than one consecutive term of non-attendance or by taking less than two courses. For the four academic terms beginning in summer 2013, a total of 23,873 students were eligible, of which 14,722 participated in the program as of September 2014.

●	The amount of revenues received from Graduation Fund eligible and participating students in each reporting period to date,

All new undergraduate students are eligible (with the few exceptions described above) and automatically participate in the Graduation Fund program. Students lose their eligibility to participate if they are not enrolled for more than one consecutive term.

Because of the commercially sensitive nature of the information contained therein, Strayer has included the amount of revenues received from Graduation Fund eligible and participating students in each reporting period in a separate Exhibit A to this letter, for which, pursuant to 17 C.F.R. § 200.83, Strayer requests confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552. Please promptly inform the undersigned of any request for disclosure of the material included in Exhibit A made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

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●	Your forecasted Graduate Fund utilization amounts for future reporting periods, if material,

As of June 30, 2014, the total liability for the Graduation Fund, representing the value of the future benefit expected to be redeemed by participants in the Graduation Fund, was approximately $5.1 million. Of this amount, approximately $0.9 million was included in Current Liabilities because it is expected to be realized in the next twelve months, and approximately $4.2 million was included in Other Long-term Liabilities representing the amount expected to be realized after twelve months.

●	The practical methodologies you used to recognize Graduation Fund deferred revenues. For example, tell us whether you recognize such deferred revenues upon a student’s completion of each third undergraduate course or whether such deferred revenues are recognized on a pro-rata basis as each eligible undergraduate course is completed,

For the number of students that we anticipate will persist in the program until the final year of instruction, we defer revenue on a pro-rata basis as each eligible undergraduate course is successfully completed. As previously discussed, our estimates are based upon relevant historical experience. Further, each academic term (and corresponding fiscal quarter), we have the benefit of observing actual persistence rates before reporting financial results for that quarter and can incorporate such experience into our estimates. Students lose their eligibility to participate in the Graduation Fund program if they are not enrolled for more than one consecutive quarter.

●	Your rationale for using pre-Graduation Fund historical continuation rates as a basis for estimating future continuation rates and deferred revenues under this new program,

We follow accounting guidance prescribed by ASC 605 with respect to revenue recognition and contingent sales incentives. Specifically, ASC 605-50-25-7 states a “vendor shall recognize [benefits] as a reduction of revenue based on a systematic and rational allocation of the cost of honoring [the benefit] earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the [benefit].” In the case of the Graduation Fund, a student earns pro-rata benefits as each course is successfully completed but cannot realize these benefits until the student has completed 75% of his or her degree program. Because student persistence rate is not 100% and thus the full benefit of the Graduation Fund will not be realized, the amount that ultimately will be realized “should be considered if it can be reasonably estimated.” Further, “the ability to make a reasonable estimate of the amount of future [benefits] depends on many factors and circumstances that will vary from case to case.”

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In our case, we believe the value of the award provided under the Graduation Fund program that ultimately will be realized could be reasonably estimated at the time we introduced the Graduation Fund and we continue to be able to reasonably estimate the value of the award. As discussed above, we know from actual experience and based on the nature of our non-traditional students that not all of them will complete their course of study. In order to estimate deferred revenues under the Graduation Fund, we used actual historical persistence rates for students not receiving a tuition benefit, plus a small increment based on our experience with students who participated in a comparable tuition benefit program that we introduced in 2012. We believe it is reasonable to use persistence rates from the prior program because the financial benefit to students was similar to the benefit offered under the Graduation Fund. For instance, the benefit available under the Bachelor’s Completion Scholarship in 2012 provided for a tuition discount of approximately 29% for new students who remained enrolled at Strayer University, which is comparable to the benefit available under the Graduation Fund, i.e. a student receives one free course after successfully completing three courses.

We observed slightly higher persistence rates for students who participated in the prior program, therefore our estimate of expected persistence rates for students participating in the Graduation Fund incorporated a higher persistence rate than the rates for new students who were not enrolled in a tuition benefit program. Our experience to date with the Graduation Fund is consistent with our experience under the prior program.

●	Why variations between your “estimates of continuation” to date and actual results have not been material to date, and

As noted above, adjustments to our estimates of persistence rate for eligible students have been less than 1.3% of Revenue from Eligible and Participating Students in any given quarter, and less than 0.2% of our quarterly tuition revenue as reported. We believe variations between our estimates and actual results have been minimal because we performed a systematic and rational analysis of the amount of the Graduation Fund benefit to be realized. In addition, with each passing fiscal quarter, we use actual eligibility and participation data to further refine our persistence rate estimates. The immaterial variations between our estimates and actual results confirm our belief that we can reasonably estimate the value of the award in accordance with ASC 605-50-25-7. For sensitivity purposes, if the number of students who ultimately realized the benefit under the Graduation Fund were to exceed our estimate by 10%, deferred revenue as of June 30, 2014 would have increased by approximately 10% or $0.6 million. The predictability of our persistence rates over time and the generally small impact on the Graduation Fund of changes in persistence rates support our ability to make a reasonable estimate in relation to this program.

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●	Whether participants in the Graduation Fund are also eligible to receive the 20% discount offered to new undergraduate enrollees effective for the 2014-2015 academic year.

Only new students who started taking classes at Strayer after 2013 are eligible for both the Graduation Fund and the 20% lower tuition. Participants in the Graduation Fund in 2013 are not eligible for the 20% lower tuition. Our estimate of the value of the Graduation Fund award includes slightly higher persistence rates for students who enrolled in 2014, which incorporates our experience with changes in rates of tuition.

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On behalf of Strayer, we hereby acknowledge that:

●	Strayer is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (703) 247-2514. Thank you.

Very truly yours,

/s/ Mark C. Brown
Mark C. Brown
Executive Vice President and Chief Financial Officer

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